Exhibit 99.6

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 16 January 2006 it purchased for cancellation 220,000 of its ordinary shares at a price of 403.4261 pence per ordinary share.